

OFFERING MEMORANDUM

facilitated by



Broad Point, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Broad Point, LLC
State of Organization	AK
Date of Formation	01/18/2017
Entity Type	Limited Liability Company
Street Address	106 W Bunnell Ave Unit 2, Homer AK, 99603
Website Address	wildhoneybistro.com

(B) Directors and Officers of the Company

Key Person		Melody Livingston
Position with the Company		
	Title	Owner
	First Year	2017
Other business experience (last three years)		Owner/Operator of Wild Honey Bistro since 2017. Kodiak Area Native Association, 2009 - 2011.

Key Person	Scott Livingston
Position with the Company Title First Year	 Owner 2017
Other business experience (last three years)	**FACTOR,** Chicago, IL. (Feb. 2012 – Jan. 2023; remote since March, 2020) f/k/a **AXIOM MANAGED SOLUTIONS** (2018-2019); **AXIOM GLOBAL, INC.** (2012-2018) Director – Product / Operations Lead / Projects Lead (June 2019 – Jan. 2023) Senior Manager – Business Excellence (Aug. 2018 – June 2019) Manager I/II – Projects (Aug. 2016 – Aug. 2018) Associate I/II – Projects (May 2015 – Aug. 2016) **The Law Firm of Edward S. Livingston**, Owner / Sole Proprietor Chicago, IL (2012 – 2016) **Dahl & Bonadies, LLC**, Associate Chicago, IL (2009 – 2011) **Latham & Watkins LLP**, Associate Chicago, IL (2007 – 2009; Summer 2006)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Melody Livingston	60%
Scott Livingston	40%

(D) The Company's Business and Business Plan

Intended Use of Funds

Funds raised will be used for the construction of a new prep kitchen space and to purchase additional equipment for the cafe and bakery.

- The project was designed to allow Wild Honey to add the prep kitchen and bakery space, without having to close down the main cafe during construction. Creation of the prep kitchen expansion will require: 1) partial demolition of an existing Quonset hut; 2) construction of prep kitchen space; 3) modification of the existing cafe in order to allow access the prep space from the current cafe kitchen; 3) purchase of a deck oven for bread baking; and 4) purchase of additional equipment for the cafe/bakery kitchen, including a walk-in refrigerator, pasty proofing cabinet, dishwasher, and more. A rough, hand-drawing of the anticipated internal layout is provided at left and plat map showing the structures and area to be demolished for the new build is below.
- We are still confirming bids and sorting through equipment options, but we expect that the project will cost somewhere between $150,000 to $225,000, all in.
- Initial permitting has been granted and the demolition of the existing structure has been scheduled. We have received bids from our main builder and electrician. Additional bids for plumbing, equipment, and finishing work are in process. We are on track for a late-April/early-May completion.

Our Mission - City Bear Bread

Good bread, that's good for you.

- The bread you can typically get in most U.S. grocery stores is… bad. It's been produced to maximize how long it can sit on a shelf, rather than for taste or for health. Commercial yeast allows large batches of bread to be made quickly and efficiently but can also mean that the bread just doesn't taste very good. Additives keep it looking fresh for a long time, but can make the bread difficult to digest, with the unfermented flour causing inflammation, bloating, and other unpleasant digestive concerns.
- At City Bear Bread, we specialize in 100% naturally fermented breads and pastries (aka, "sourdough"), prepared using the highest quality ingredients available. We look to use local and organic ingredients whenever available. Making bread this way takes longer to prepare (sometimes taking 2-4 days or even longer, depending on what you are making), but the taste and the health benefits make the wait worth it.

The Team

Melody Livingston, Owner / Operator - Wild Honey Bistro

Melody is the owner of Wild Honey Bistro, located in Homer's Old Town neighborhood. Melody purchased Mara's Café back in 2017, upgraded and rebranded as Wild Honey serving upscale crepes, gluten free pastries, and other breakfast and lunch items. Melody has had amazing success with Wild Honey. Under her leadership and vision, Wild Honey has grown nearly 20% year-over-year, building not just a successful business but a true community.

Melody is passionate about food and the customer experience, but also about creating a business that serves the broader needs of its workers and the community in which it is based. Melody is also a fierce advocate for locally produced food and incorporates ingredients from local producers, growers, and foragers and fisherman into her menu whenever possible. She is also a huge advocate for, and supporter of, women run businesses and will remain the primary owner and shareholder for the combined Wild Honey / City Bear business ventures going forward.

Ed Scott Livingston, Owner / Head Baker - City Bear Bread

Scott has been managing people since he was made the general manager for a set of Little Caesars pizza restaurants back in the late 1980s just out of high school. He most-recently worked out of Chicago as an attorney, project manager, and operations director for an international legal services company. Scott loved the people he worked with, but the farther he climbed up the corporate ladder the less happy he became. Scott reconnected with Melody during the pandemic and moved up to Alaska at the end of 2020. Scott always had an interest in baking and began handling the baking at Wild Honey in his free time last summer, elevating the traditional gluten free items and introducing new naturally-fermented (sourdough) pastries to the menu. A successful pop-up at a local brewery in Homer last October and November, showed that there was not just a market but a real hunger for artisan bakery items in the Homer area. With the kitchen expansion, Scott will be able to move the baking out of his home kitchen and provide high-quality, upscale bakery experience to the Homer area.

Our Mission - Wild Honey Bistro

Our goal at Wild Honey is to showcase the natural abundance that surrounds us in Alaska.

- We harvest many of the ingredients we use ourselves. We know the faces and the names of the people that catch, grow, and raise almost everything else we lovingly prepare for you to enjoy.

- We believe that every step of your food's journey, from harvest to table, is important - from the care and treatment of the animals to the love and passion of the farmers and fisherman. We buy from small producers that love what they do as much as we love preparing it for you.
- Our hope is that the bistro will help you feel more connected to your community and to your food. Because we believe that the more connected we are to the people and things that sustain us, the greater the quality of our lives.

Forecasted Milestones

We are on track for completion of the new prep kitchen / bakery space by late-April or early-May. There are several near-term milestones relating directly to the build of the prep space, as well as some other long-term milestones that we hope to obtain within the next year or two.

- March 1st – CUP Permit Approval – COMPLETED! -- The hearing to get approval for a conditional use permit is scheduled in front of the Homer Planning Commission on March 1st. Approval of a conditional use permit ("CUP") is required for this project as the property is historically non-conforming as to the lot coverage. All structures on the lot take up more than the current regulatory cap of 30%. Since we are not seeking to expand the lot coverage, just replace an existing and deteriorating structure with a new structure, we do not anticipate issues with receiving CUP approval.
- March 6th – Demolition – An excavator has been scheduled to complete the demolition of the old Quonset hut. (Some preparation for the demolition has already been completed.) The demo is only expected to take 1-2 days, including clean up.
- March 10th – City Bear Bread Go-Live on Alaska Food Hub – City Bear Bread will be a participating producer on the Alaska Food Hub, a site that provides a forum for the sale of locally grown and/or produced items. The Food Hub operates from March to December out of Homer, Alaska and services the communities of Anchor Point and Soldatna from April to October. City Bear Bread has been approved as a producer and will begin selling breads and pastries through the Food Hub, beginning March 10th. This will allow an expanded customer base (especially for the more northerly communities) and provide additional exposure for City Bear Bread and Wild Honey Bistro.
- March 13th – Techno Post Installation – The new building will be built on metal techno post pilings. These screw into the ground and are much less disruptive to the land than a dug foundation. Because we are seeking to preserve the existing café space as well as the historically significant Bunnell Art Building, both of which are right next to the new build, the less disruption to the exiting foundations the better. These also allow us to begin the overall build sooner, since they can be installed even if the ground is frozen.
- March 14th to 27th – Frame Up / Dry In – The new structure should be able to be framed up and dried in in less than two weeks. This will allow the plumbers and electrical to do their work out of the elements.
- March 27th to 30th – Electrical / Plumbing
- April 1st to 21st (approximate) – Finishing Work and Equipment Install – Once electric and plumbing have been completed, the rest of the finishing work and installation of the large equipment will be able to be completed. This includes installation of the walk-in cooler and delivery and setup of the deck oven for bread baking.
- April 25th – Soft Launch - We begin baking in the new space and start training bakery assistants for the Summer Season. Expanded summer hours begin.
- May 14th – Mother's Day – Historically one of our biggest single-day sales events of the year. The new space means opportunities to do more event-driven menus.
- Fall / Winter 2023 – Event Offerings - The prep space will be well suited to offering cooking/baking classes as well as other participatory events. During the summer season, we

barely have time to breath, but people are always looking for fun things to do and ways to support the businesses that stick it out year-round here in Homer. Cooking and baking classes hit both points and we anticipate these being a significant supplemental revenue source during the slower seasons.

- 2024 and Beyond – Additional Wholesale Offerings – City Bear Bread has already been approached by some local businesses to ask if we will be doing wholesale offerings. While we don't anticipate this being a significant source of revenue in 2023 while we get used to the new space and evaluate the direct retail needs through the café and Food Hub, long-term bakery growth is likely to be driven by wholesale volume through restaurants, grocery, and/or specialty food shops in Homer and nearby communities. We are particularly interested in opportunities to get our bread out to communities off the main road system, requiring delivery by boat or plane.

Our Story

The Wild Honey Bistro has been so successful since it opened in 2017 that it no longer is able to operate efficiently in its existing space. Rather than purchase a new space, we are looking to renovate the current location to add a prep kitchen and on-site bakery options for City Bear Bread.

- Melody opened the Wild Honey Bistro in 2017 after purchasing the existing Mara's Café location in Homer, Alaska. Wild Honey specializes in upscale crepes and other breakfast and lunch items. (Let's not forget the mimosas!) Melody has had amazing success with Wild Honey. Sales have grown about 20% year-over-year since 2017, even with COVID, and she has built a true community along with a successful business.
- Scott began taking over much of the in-house baking at Wild Honey this summer and has been operating City Bear Bread as a small cottage bakery since October of last year. City Bear Bread specializes in naturally fermented ("sourdough") breads and pastries for sale through Wild Honey and at various local pop-up events and has already begun to max out capacity of the small, home-based bakery kitchen due to demand.
- The Wild Honey space is charming and sits in a great location, but it's small, particularly the kitchen and prep areas. As the café has become more popular the smaller space has become an increasing challenge in the busier summer months – wait times have gone up and menu offerings have had to be limited due to the inability to prep while the restaurant is open and a lack of refrigerator and dry storage space. Prep work was needing to be done after hours or on days the café would normally be closed, and we have begun to see people turn away and look for other options due to extended wait times.
- We have been exploring options to either expand the existing space or find another location over the last 18 months. As the idea for City Bear Bread started to come together, the need for a space that could accommodate a larger deck oven and bakery equipment also became an issue. Originally, the plan was to purchase a second, larger location for Wild Honey to move into and have City Bear Bread start a small bakery specializing in various naturally fermented breads and pastries in the current café space. However, commercial space in Homer, Alaska is at a premium – both as to availability and price – and it quickly became apparent that the cost to buy and renovate a new location would entail taking on a debt burden that could threaten the long-term health of the company. Additionally, we started to think about how much there would be to gain if Wild Honey Bistro and City Bear Bread could share a location.
- Melody has a talent for design and we started to sketch out possibilities for demolishing a portion of the existing structures and replacing them with a full service prep kitchen and bakery space. There are additional ideas for further renovations down the line, but this

project focuses on turning a fairly unusable storage space into a space that will allow Wild Honey to better serve its existing customer base and give City Bear Bread a true bakery space that is able to serve the café and give it a location that will allow it to expand sales in other local forums and to nearby communities via direct and wholesale opportunities.

- We are excited to see where this will go and we hope you want to be a part of the journey as well. See below for more information on the project and our current offerings and mission. The project is in motion, but we need your help to see it through. Won't you join us?

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 5, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$120,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Build-Out/Renovation	$40,000	$100,000
Equipment	$7,000	$12,800
Mainvest Compensation	$3,000	$7,200
TOTAL	$50,000	$120,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.1 - 5.0%[2]
Payment Deadline	2029-09-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.65%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.1% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.1%
$67,500	2.8%
$85,000	3.5%
$102,500	4.3%
$120,000	5.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Melody Livingston	60%
Scott Livingston	40%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
First National Bank Alaska	$75,000	5%		$880 / month payment
EIEL Loan	$70,000	3%		$350 / month payment

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Wild Honey Bistro / City Bear Bread has been operating since April 2017 and has since achieved the following milestones:

- Opened location in Homer, Alaska

- Achieved revenue of $157,565 in 2017, which then grew to $311,461 in 2022.

- Cost of Goods Sold (COGS) has historically averaged between 60% to 65% year-over-year, for a gross profit margin of 35-40% annually.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Wild Honey Bistro / City Bear Bread forecasts the following milestones:

- Secure Conditional Use Permit for reconstruction by March 1, 2023

- Hire for the following positions by May 2023: Bakery Assistant, Cafe Shift Manager, Summer Staff (4+)

- Achieve $553,148 revenue for 2024.

- Achieve $391,958 gross profit for 2024.

- Achieve $841,269 revenue per year by 2027.

- Achieve $588,888 gross profit per year by 2027.

Other outstanding debt or equity

As of February 27, 2023, Wild Honey Bistro / City Bear Bread has debt of approximately $145,000 outstanding and a cash balance of just over $30,000. This debt is sourced primarily from the mortgage on the building held by First National Bank Alaska and will be senior to any investment raised on Mainvest. In addition to the Wild Honey Bistro / City Bear Bread's outstanding debt and the debt raised on Mainvest, Wild Honey Bistro / City Bear Bread may require additional funds from alternate sources at a later date.

Financial liquidity

Wild Honey Bistro / City Bear Bread has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Wild Honey Bistro / City Bear Bread expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Wild Honey Bistro / City Bear Bread has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Highly seasonal revenue - 75% of annual revenue has historically been achieved from May to October. The fall down in revenue during the Fall/Winter months means that only core staff can be retained year-round and new staff must be hired and trained each year, increasing overall labor costs. With the addition of City Bear Bread, there may be wholesale, event, and/or cooking class offerings that can be developed to mitigate the lower revenue of the Spring/Summer season, but projections have assumed continuation of the 75%/25% revenue split.

- Supply chain disruptions - Supply chain disruptions have even higher impacts in Alaska generally and for the lower Kenai Peninsula in particular. The COVID-related supply chain disruptions in 2020 and 2021 impacted the availability of ingredients, restaurant staff, and vendor services. Costs of goods is always higher on average in Alaska and disruptions to the supply chain exacerbate these effects. Further disruptions have the potential to increase Cost of Good Sold and/or impact availability of basic ingredients required to do business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$447,716	$553,148	$636,120	$731,538	$841,269
Cost of Goods Sold	$130,375	$161,190	$185,368	$219,461	$252,381
Gross Profit	$317,341	$391,958	$450,752	$512,077	$588,888
EXPENSES					
Rent	$43,520	$60,000	$60,000	$60,000	$60,000
Utilities	$13,038	$16,119	$18,537	$21,946	$25,238
Salaries	$53,333	$80,000	$80,000	$90,000	$100,000
Labor Costs	$99,954	$123,579	$148,295	$182,885	$210,317
Maintenance Costs	$21,729	$26,865	$30,895	$36,577	$42,063
Operating Profit	$85,767	$85,395	$113,025	$120,669	$151,270

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$353,167.34	$342,226.58
Cash & Cash Equivalents	$0	$22,701.17
Accounts Receivable	$0	$0.00
Short-term Debt	$67,880.60	$96,616.06
Long-term Debt	$253,336.09	$233,999.17
Revenues/Sales	$302,503.92	$285,813.07
Cost of Goods Sold	$86,303.71	$63,866.20
Taxes Paid	$0	$0
Net Income	$53,146.22	$95,594.71

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V